August 31, 2016

VIA EDGAR

Jennifer Hardy

Special Counsel

Office of Global Security Risk

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             TELUS Corporation

Form 40-F for the Fiscal Year Ended December 31, 2015

Filed March 11, 2016

File No. 1-15144

Dear Ms. Blye:

On behalf of our client, TELUS Corporation (the “Company”), reference is made to your letter dated August 29, 2016 regarding the above-captioned Form 40-F. As discussed with you by telephone on August 30, 2016, the Company will provide its response to your letter by September 30, 2016.

Should you have any questions regarding the foregoing, please do not hesitate to contact me at your convenience at 212-373-3078.

Very truly yours,

/s/ Andrew J. Foley
Andrew J. Foley

cc:                                Cecilia Blye

Larry Spirgel

Securities and Exchange Commission

Monique Mercier

Maria Preovolos

Christopher Main

TELUS Corporation

Ronnie I. Ollo

Paul, Weiss, Rifkind, Wharton & Garrison LLP